EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the joint Proxy Statement of Live Nation, Inc. and Ticketmaster Entertainment, Inc. that is made a part of the Live Nation, Inc. Registration Statement (Form S-4 No. 333-            ) and related Prospectus of Live Nation, Inc. for the registration of 93,974,016 shares of its common stock, and to the incorporation by reference therein of our report dated March 27, 2009, with respect to the consolidated financial statements and schedule of Ticketmaster Entertainment, Inc. for the year ended December 31, 2008, included in its Annual Report (Form 10-K) for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

June 8, 2009